SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 8, 2018

I. Date, Time and Place: May 8, 2018, at 2:00 p.m., at Praça Comandante Linneu Gomes, S/N, Portaria 3 – Building 7 - Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo. II. Calling and Attendance: The members of the Board of Directors were called on April 30, 2018, requesting the attendance of all members. III. Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as Secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) the approval of the financial statements of Gol Linhas Aéreas Inteligentes S.A. (the “Company”) for the first quarter of 2018, with special revision by Ernst & Young Auditores Independentes S.S. (“EY”); (ii) election of the members of the Committees and Subcommittee of the Company; (iii) homologation of the capital increase, as a result of the exercise of options by beneficiaries of the Stock Purchase Option Plan; (iv) the total redemption by GOL Finance (formerly known as “GOL LuxCo S.A.”), a wholly-owned subsidiary of the Company, of all and any of its 10.750% notes due 2023 (“2023 Notes” and “Redemption”; (v) subject to approval of item “iv” above, the authorization of granting powers to the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary for the for carrying out the Redemption; and (vi) the approval of the new Bylaws of the Alliances Committee. V. Resolutions: After the necessary explanations were provided, and after a detailed review of the documents referring to the matter hereof, the following were approved by unanimous vote of the members of the Board of Directors present: (i) the financial statements of the Company for the first quarter of 2018, with special review by EY. Accordingly, one copy of the financial statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the head office of the Company and disclosed on the due date; (ii) the election of the following members, for a term of one year counted from this date, for the following Committees and Subcommittee of the Company: (a) Statutory Audit Committee: Messrs. (1) André Béla Jánszky, Brazilian, married, lawyer, bearer of Identity Card RG no. 38.409.140-4, issued by SSP/SP, and enrolled with the CPF/MF Individual Taxpayer Registry under no. 346.695.188-79; (2) Antonio Kandir, Brazilian, divorced, engineer, holder of Identity Card RG no. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/MF under no. 146.229.631-91; and (3) Francis James Leahy Meaney, American, married, economist, bearer of National Register of Foreigners no. V218988-N, enrolled with the CPF/MF under no. 054.404.117-80, being Mr. Francis James Leahy Meaney, the member who complies with the legal requirements as provided for in Article 31-C, paragraphs 5 and 6 of CVM Instruction no. 308/99 and the Sarbanes-Oxley Act, Section 407, and Mr. André Béla Jánszky the coordinator of the Statutory Audit Committee, elected by the members of the Committee present at the meeting; (b) People and Corporate Governance Committee: Messrs. (1) Constantino de Oliveira Junior, Brazilian, married, businessman, holder of Identity Card RG no. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under no. 417.942.901-25; (2) André Béla Jánszky, already qualified; (3) Paulo Sergio Kakinoff, Brazilian, married, business manager, holder of Identity Card RG no. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/MF under no. 194.344.518-41; (4) Antonio Kandir, already qualified; (5) Betânia Tânure de Barros, Brazilian, married, psychologist, holder of Identity Card RG no. M-1.072.104, and enrolled with CPF/MF under no. 385.001.086-49; and (6) Paulo Cézar Aragão, Brazilian, divorced, lawyer, holder of Identity Card OAB/RJ no. 21.560 and enrolled with CPF/MF under no. 174.204.407-78; (c) Financial Policy Committee: Messrs. (1) Constantino de Oliveira Junior; already qualified; (2) André Béla Jánszky, already qualified; (3) Antonio Kandir, already qualified; (4) Paulo Sergio Kakinoff, already qualified; and (5) Richard Freeman Lark Jr., Brazilian, single, businessman, holder of Identity Card RG no. 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/MF under no. 214.996.428-73; (d) Risk Policies Committee: Messrs. (1) Constantino de Oliveira Junior; already qualified; (2) Antonio Kandir, already qualified; (3) Paulo Sergio Kakinoff, already qualified; and (4) Richard Freeman Lark Jr., already qualified; (e) Alliances Committee: Messrs. (1) Constantino de Oliveira Junior, already qualified; (2) Paulo Sergio Kakinoff, already qualified; (3) William Charles Carroll, American, married, accountant, holder of U.S. Passport no. 028.889.023; and (4) Pieter Elbers, Dutch, married, business manager, with Netherlands Passport no. BN139PP18; and (f) Accounting and Tax and Financial Statements Subcommittee: Messrs. (1) Valdenise dos Santos Menezes, Brazilian, married, accountant, holder of Identity Card RG no. 05.929.893-5, issued by Detran/RJ, and enrolled with the CPF/MF under no. 836.229.937-15; (2) Marcos da Cunha Carneiro, Brazilian, married, economist, holder of Identity Card no. 04.831.135-1, issued by IFP, and enrolled with the CPF/MF under nº 663.964.337-53; and (3) Natan Szuster, Brazilian, married, accountant, holder of Identity Card R.G. no. 2.964.224, issued by the DETRAN/RJ, and enrolled with the CPF/MF under no. 388.585.417-15; all of them domiciled at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, in the city of São Paulo, state of São Paulo, CEP 04626-020; and (iii) homologation of the increase in the Company’s capital, within the limit of its authorized capital, in the amount of five million, seven hundred and ninety-eight thousand, five hundred and thirty-two reais and forty-five centavos (R$5,798,532.45), upon the issuance of four hundred ninety-eight thousand, six hundred and seventy-four (498,674) preferred shares, all of them nominative and with no face value, arising from the exercise of the stock purchase option granted under the Company’s Stock Purchase Option Plan. The shares issued are identical to existing shares and, under the terms of the Stock Purchase Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital: (a.i) the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended; and (a.ii) the total issue price was set at five million, seven hundred and ninety-eight thousand, five hundred and thirty-two reais and forty-five centavos (R$5,798,532.45), in accordance with the Company’s Stock Purchase Option Plan. As a result of the foregoing in item “iii” above, the capital stock of the Company shall be increased from three billion, eighty-four million, three hundred and one thousand, seven hundred and fifteen reais and forty-nine centavos (R$3,084,301,715.49) to three billion, ninety million, one hundred thousand, two hundred and forty-seven reais and ninety-four centavos (R$3,090,100,247.94), represented by three billion, one hundred and thirty million, two hundred and forty-one thousand, eight hundred and forty-five (3,130,241,845) shares, of which two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) are common shares two hundred and sixty-six million, five hundred and fifty-nine thousand, one hundred and thirty-five (266,559,135) are preferred shares, all of them nominative and with no face value; (iv) the Redemption by GOL Finance of all and any of its 2023 Notes, according to the terms of Sections 3.01(b) of the relevant Indenture, including the payment of amounts due to principal, interest and premium to be paid to the holders of the 2023; (v) due to resolutions “(iv)” above, the authorization of granting powers to the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary for carrying out the Redemption, including agreements and any other related documents; and (vi) the amendment to the Bylaws of the Alliances Committee, in accordance with Annex I, duly reviewed by the management of the Company, in replace of the Bylaws in force, approved in the Board of Directors Meeting held on August 12, 2014. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior - Chairman; Graziela Galli Ferreira Barioni - Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 8, 2018.

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.